

SECUI 02005414)MMISSION


RECEIVED
MAR 01 2002
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SEC FILE NUMBER
8- 36861

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DUERR FINANCIAL CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19900 MacArthur Blvd., Ste. 810
(No. and Street)

Irvine (City) CA (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas P. Jackson (949)474-4900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Johnson, Hart, & Dyson, An Accountacy Corporation
(Name — *if individual, state last, first, middle name)*

19742 MacArthur Blvd., Ste. 240 (Address) Irvine (City) CA (State) 92612 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

ARF 3/19/2002

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM W. PARTIN JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DUERR FINANCIAL CORPORATION, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

William W. Partin Jr.

Signature

Vice President/Chief Operating Officer

Title

(SEE ATTACHED ACKNOWLEDGMENT)

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of ORANGE } ss.

On 2/27/02 (Date), before me, JOYCE E. WEST, NOTARY PUBLIC (Name and Title of Officer (e.g., "Jane Doe, Notary Public")),

personally appeared WILLIAM W. PARTIN, JR. (Name(s) of Signer(s)),

☐ personally known to me
☑ proved to me on the basis of satisfactory evidence

to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.



JOYCE E. WEST
Commission # 1288951
Notary Public - California
Orange County
My Comm. Expires Dec 30, 2004

Place Notary Seal Above

WITNESS my hand and official seal.

[signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ANNUAL AUDITED REPORT (1/1/2001 — 12/31/01)

Document Date: 12/31/2001 Number of Pages: 3 INCLUDES ACKNOWLEDG. PAGE

Signer(s) Other Than Named Above: —

Capacity(ies) Claimed by Signer

Signer's Name: WILLIAM W. PARTIN, JR.

☐ Individual
☑ Corporate Officer — Title(s): VICE-PRESIDENT OF DUERR FINANCIAL CORP.
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ____

Signer Is Representing: ____



RIGHT THUMBPRINT OF SIGNER
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TABLE OF CONTENTS

Johnson Hart & Dyson
AN ACCOUNTANCY CORPORATION
19742 MacArthur Blvd., Suite 240, Irvine, CA 92612-2446
(949) 752-0274 FAX (949) 752-9033

Independent Auditor's Report

Board of Directors
Duerr Financial Corporation:

We have audited the accompanying statement of financial condition of Duerr Financial Corporation (the Company) as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Duerr Financial Corporation at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Johnson, Hart & Dyson

Irvine, California
February 26, 2002

DUERR FINANCIAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash	$	34,515
Commissions receivable		46,146
Prepaid franchise tax		450
Investments		13,050
Deposits with clearing organization and others		56,118
Furniture, equipment, and lease hold improvements, at cost, less accumulated depreciation and amortization of $28,913		128,721
	$	279,000

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable	$	47,704
Due to related company		6,000
		53,704
Stockholder' Equity:		
Common Stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding		10,000
Additional paid-in capital		100
Retained Earnings		215,196
Total Stockholders' Equity		225,296
	$	279,000

The accompanying notes are an integral part of these financial statements.

DUERR FINANCIAL CORPORATION
STATEMENT ON INCOME
For the Year Ended December 31, 2001

REVENUES:		
Commissions	$	938,193
Interest		14,778
		952,971
EXPENSES:		
Employee compensation and benefits		499,340
Occupancy		76,110
Licenses		52,896
Professional fees		54,152
Commissions and fees		391,622
Business promotion and development and technology		127,681
Insurance		76,672
Depreciation and amortization		28,913
Office expense and miscellaneous		70,349
		1,377,735
Income before income taxes		(424,764)
Provision for income taxes		(31,532)
Net Loss	$	(393,232)

The accompanying notes are an integral part of these financial statements.

DUERR FINANCIAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLERS' EQUITY
For the Year Ended December 31, 2001

	Capital Stock Common		Additional		Total
	Shares	Amount	Paid - in Capital	Retained Earnings	Stockholders' Equity
Balances at January 1, 2001	1,000	$ 10,000	$ 100	$ 608,428	$ 618,528
Net income				(393,232)	(393,232)
Balance at December 31, 2001	1,000	$ 10,000	$ 100	$ 215,196	$ 225,296

The accompany notes are an integral part of these financial statements.

DUERR FINANCIAL CORPORATION
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities:		
Cash received from customers	$ 941,519	
Interest received in cash	14,778	
Cash paid to suppliers/employees	(1,380,246)	
Cash received from taxes	24,270	
Net cash used by operating activities		$ (399,679)
Cash flows from investing activities:		
Received from affiliate	24,481	
Purchases of assets	(157,634)	
Net cash used by investing activities:		(133,153)
Net decrease in cash and cash equivalents		(532,832)
Cash - beginning of year		567,347
Cash - end of year		34,515

Reconciliation of Net Income to Net Cash Provided by Operating Activities

Net Loss	(393,232)
Adjustments to reconcile net income to net cash provided by operations:	
Depreciation	28,913
Changes in assets and liabilities:	
Decrease in commissions receivable	3,326
Decrease in prepaid taxes	5,126
Decrease in deferred tax liability	(11,138)
Decrease in accounts payable	(32,674)
Net cash used by operations	$ (399,679)

See Accompanying Notes and Accountants' Report.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. **Organization and Nature of Business**
Duerr Financial Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is a California corporation that is a wholly-owned subsidiary of IBIS Group, Inc. a Delaware corporation (Parent).

B. **Deferred Income Taxes**
Deferred income taxes are provided on timing differences between financial statement and income tax reporting.

C. **Cash and Cash Equivalents**
For the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

D. **Concentrations of Credit Risk**
The Company received the majority of its commissions (income) from a few sources. Should these sources encounter financial difficulties, or should they choose another entity to do business with, these events would have a very severe effect on the Company's profitability.

The Company has concentrated its credit risk for cash by maintaining deposits in banks located within the same geographic region. The Company primarily transacts its business with one financial institution.

E. **Use of Estimates**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

F. **Income Taxes**
The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

DUERR FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONT.

G. **Property, Equipment and Depreciation**
Property and equipment are carried at cost. Depreciation is calculated using the straight line method over the estimated useful lives of the assets.

NOTE 2 – LEASE COMMITMENTS

The Company's lease commitments, consists of office space and furniture. Rental expense for all operating leases for the year was $83,519. Future obligations over the primary terms of the leases are as follows:

Year Ended December 31		
2002	$	46,814
2003		10,109
2004		10,109
2005		3,370
2006		0

NOTE 3 – INVESTMENTS

Investments consist of stock purchased by the Company and is shown at its original cost.

NOTE 4 – INCOME TAXES

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state tax returns. The current and deferred portions of the income tax expense (benefit) included in the statement of operations are as follows:

	Current	Deferred	Total
Federal	$(16,820)	$ (6,765)	$ (23,585)
State	(3,574)	(4,373)	(7,947)
	$(20,394)	$ (11,138)	$ (31,532)

SUPPLEMENTARY

INFORMATION

DUERR FINANCIAL CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2001

SCHEDULE I

Net Capital		
Total stockholders' equity	$	225,296
Deduction:		
Nonallowable assets:		
Securities	(	13,050)
Furniture,equipment, and leashold improvements, net	(	128,721)
Other assets	(	6,118)
Net Capital	$	77,407
Total aggregate indebtedness	$	53,704
Computation of basic net capital requirement		
Minimum net capital required:		
Company	$	50,000
Excess net capital	$	27,407
Ratio: Aggregate indebtedness to net capital		70 %

Reconciliation with Company's computation (included in Part IIA of Form X-17a-5a as of December 31, 2001)

Net capital, as reported in Company's Part II A (unaudited) FOCUS report	$	76,958
Record accrual tax expense and related liabilities, and year-end audit adjustments		449
Net capital per above	$	77,407


Johnson
Hart &
Dyson

AN ACCOUNTANCY CORPORATION
19742 MacArthur Blvd., Suite 240, Irvine, CA 92612-2446
(949) 752-0274 FAX (949) 752-9033

Independent Auditor's Report on
Internal Control Required by Sec Rule 17a-5

Board of Directors
Duerr Financial Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of Duerr Financial Corporation (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealer, and should not be used by anyone other than these specified parties.


Johnson, Hart & Dyson

Irvine, California
February 26, 2002

DUERR FINANCIAL CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2001

Johnson Hart & Dyson

AN ACCOUNTANCY CORPORATION